

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 5, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Jeffrey C. Blockinger
Chief Legal Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re:** **Och-Ziff Capital Management Group LLC**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed October 29, 2007**
> **File No. 333-144256**

Dear Mr. Blockinger:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. If Dubai International Capital LLC or DIC has been established by or at the direction of, or is controlled by the government of Dubai or United Arab Emirates or other governmental entity, please disclose this.

2. Please revise the notes to the diagram on page 21 to remind readers why public investors and DIC Sahir will have an aggregate of 19.2% of the equity interests in the operating group, and 20.9% of the voting power in Och-Ziff Capital Management.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing the amendment
and responses to our comments.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her
absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have
questions regarding comments on the financial statements and related matters. Please
contact the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Matthew J. Mallow
       Ms. Jennifer A. Bensch
       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, NY 10036
       Mr. Jay Clayton
       Mr. Glen T. Schleyer
       Sullivan & Cromwell LLP
       125 Broad Street
       New York, NY 10004